Exhibit 21
QWEST CORPORATION
SUBSIDIARIES OF THE REGISTRANT
AS OF December 31, 2025

Subsidiary	State of incorporation or formation
1200 Landmark Center Condominium Association, Inc.	Nebraska
Qwest India Holdings, LLC	Delaware
Lumen IT India Private Limited	India
Seal Infotech Private Limited	India
The El Paso County Telephone Company	Colorado
49 Percent Qwest Sub 1, LLC	Delaware
49 Percent Qwest Sub 2, LLC	Delaware